Exhibit 99.1

News Release	GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG
FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 25, 2012	James A. Graner (612) 623-6635

Graco Reports Record First Quarter Sales and Operating Earnings

MINNEAPOLIS, MN (April 25, 2012) - Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 30, 2012.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended
	Mar 30, 2012	Apr 1, 2011	% Change

Net Sales	$234.1	$217.7	8%
Net Earnings	35.4	37.3	(5)%
Diluted Net Earnings per Common Share	$0.58	$0.61	(5)%

—	Sales increased in all divisions and regions.

—	Gross margin rate remained strong at 56 percent.

—	Operating expenses included $4 million related to the acquisition of ITW’s finishing businesses.

—	Product development expenses were $2 million higher than last year, reflecting our continuing investment in new products and technology.

—	Interest expense was $3 million higher than last year due to higher debt levels.

—	Changes in currency translation rates did not have a significant effect on consolidated results. Favorable translation effects in Asia Pacific offset unfavorable effects in Europe.

“The first quarter was strong for Graco, reflecting good execution throughout the Company and continued demand by customers worldwide,” said Patrick J. McHale, Graco’s President and Chief Executive Officer. “As expected, growth rates moderated somewhat in the quarter from the prior record-level sales achieved in the first quarter of 2011. Growth in the Americas at 9 percent was better than expected, driven by double-digit increases in the Lubrication and Industrial segments. North American paint channel sales were also healthy in the first quarter, growing double-digits compared to the prior year. Sales in the Asia Pacific region grew at 10 percent (8 percent at consistent translation rates), with double-digit increases in the Lubrication and Contractor segments. In the European region, sales grew at 3 percent (6 percent at consistent translation rates), reflecting strong Industrial segment growth that was offset by macroeconomic conditions, which weighed on our Contractor segment.

“We invested heavily in our core strategies during the first quarter. Product development has been expanded through additional engineering teams in our Industrial segment, focused on growing our end markets served worldwide, and increased project spending in all segments. In addition, we invested $8 million in capital expenditures during the quarter to drive plant-level and administrative efficiencies. Headcount also continues to expand worldwide, as we add resources to drive growth in the emerging markets of Asia, Europe, the Middle East and Latin America. These investments are expected to yield strong returns in the future.”

More …

Exhibit 99.1

Page 2 GRACO

Consolidated Results

First quarter sales increased 8 percent, including increases of 9 percent in the Americas, 3 percent in Europe (6 percent at consistent translation rates) and 10 percent in Asia Pacific (8 percent at consistent translation rates).

Gross profit margin, expressed as a percentage of sales, was 56 percent, slightly lower than the first quarter last year. The unfavorable effect of higher material costs was partially offset by realized price increases and improved efficiencies.

Total operating expenses increased $7 million for the quarter, including $4 million related to the acquisition of ITW’s finishing businesses and a $2 million increase in product development expense.

The effective income tax rate of 34 1/2 percent for the quarter is higher than the rate for the first quarter last year due to the expiration of the federal R&D credit.

Segment Results

Certain measurements of segment operations are summarized below:

Thirteen Weeks
	Industrial	Contractor	Lubrication

Net sales (in millions)	$134.1	$72.0	$28.0
Percentage change from last year
Sales	9%	3%	14%
Operating earnings	7%	13%	16%
Operating earnings as a percentage of sales
2012	36%	17%	22%
2011	37%	16%	21%

Industrial segment sales increased 9 percent, with increases of 12 percent in the Americas, 7 percent in Europe (10 percent at consistent currency translation rates) and 7 percent in Asia Pacific (6 percent at consistent translation rates). Contractor segment sales increased 3 percent with gains of 3 percent in the Americas and 13 percent in Asia Pacific (11 percent at consistent translation rates). Contractor sales were down 4 percent in Europe (down 1 percent at consistent translation rates) compared to the first quarter of 2011. Lubrication segment sales increased 14 percent, with increases of 14 percent in the Americas and 25 percent in Asia Pacific. Lubrication sales decreased 14 percent in Europe, on a relatively small base.

Operating earnings as a percentage of sales were steady in all segments compared to the first quarter of last year.

Finishing Brands Acquisition

On April 2, 2012, Graco closed on its $650 million acquisition of the Illinois Tool Works Inc. (NYSE: ITW) finishing businesses. The acquisition added Gema®, a global leader in powder coating technology, which represented approximately one-third of the purchase. The remaining two-thirds of the acquisition is a collection of industrial liquid finishing businesses, which the United States Federal Trade Commission (“FTC”) has ordered to be held separate from Gema and other Graco businesses while the FTC investigates and considers a settlement proposal from Graco. In compliance with the FTC’s order, the

More …

Exhibit 99.1

Page 3 GRACO

industrial liquid finishing businesses will be run independently by existing management under the supervision of a trustee who reports directly to the FTC.

At the completion of its review, the FTC will issue a final decision and order that will identify the products, businesses and/or assets that Graco will be required to divest. The Company will have 180 days following the issuance of the final decision and order to complete such divestiture.

Outlook

“We remain optimistic that the Company will achieve growth in all geographies and business segments for the full-year 2012, but caution that the Western European economies and select construction markets are challenging,” said McHale. “The demand environment in the Americas continues to be favorable, if not resilient. While we have noted some weakening of industrial project activity in our Asia Pacific region recently, we believe that growth will continue throughout 2012. We will be watching worldwide order trends closely throughout the year and expect that product launches scheduled for the second half of 2012 will help to countervail softness.”

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company’s Overview report to shareholders, which reflects the Company’s current thinking on market trends and the Company’s future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. In addition, risk factors related to the Company’s acquisition of the ITW finishing businesses include: whether and when the required regulatory approvals will be obtained, whether and when the Company will be able to realize the expected financial results and accretive effect of the transaction, how customers, competitors, suppliers and employees will react to the transaction, economic changes in global markets, the extent of the acquired businesses required to be divested, whether the Company will be able to find a suitable purchaser(s) and structure the divestiture on acceptable terms, and whether the Company will be able to complete a divestiture in a time frame that is satisfactory to the Federal Trade Commission. Please refer to Item 1A of, and Exhibit 99 to, the Company’s Annual Report on Form 10-K for fiscal year 2011 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov.

More …

Exhibit 99.1

Page 4 GRACO

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 26, 2012, at 11:00 a.m. ET, to discuss Graco’s first quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on April 26, 2012, by dialing 800-406-7325, Conference ID #4530277, if calling within the U.S. or Canada. The dial-in number for international participants is 303-590-3030, with the same Conference ID #. The replay by telephone will be available through April 30, 2012.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

More …

Exhibit 99.1

Page 5 GRACO

GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended
(in thousands, except per share amounts)	Mar 30, 2012	Apr 1, 2011
Net Sales	$234,122	$217,679
Cost of products sold	101,943	93,282

Gross Profit	132,179	124,397
Product development	11,638	9,931
Selling, marketing and distribution	38,026	37,483
General and administrative	24,546	19,914

Operating Earnings	57,969	57,069
Interest expense	3,689	616
Other expense, net	299	—

Earnings Before Income Taxes	53,981	56,453
Income taxes	18,600	19,200

Income taxes	$35,381	$37,253

Net Earnings per Common Share
Basic	$0.59	$0.62
Diluted	$0.58	$0.61
Weighted Average Number of Shares
Basic	60,052	60,270
Diluted	61,338	61,360

Segment Information (Unaudited)
	Thirteen Weeks Ended
	Mar 30, 2012	Apr 1, 2011
Net Sales
Industrial	$134,103	$122,830
Contractor	71,986	70,205
Lubrication	28,033	24,644

Total	$234,122	$217,679

Operating Earnings
Industrial	$48,313	$45,025
Contractor	12,539	11,115
Lubrication	6,089	5,227
Unallocated corporate (expense)	(8,972)	(4,298)

Total	$57,969	$57,069

All figures are subject to audit and adjustment at the end of the fiscal year.
The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

# # #